
January 14, 2014

Via E-mail
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 27, 2013**
> **Response Letter Dated December 19, 2013**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11 - Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

1. We note your response to comment 1 from our letter dated December 6, 2013. Your response does not appear to explain why the measure of unrealized gains / losses on derivative instruments that you have presented is an amount calculated in accordance with U.S. GAAP. Please include reference to the relevant authoritative guidance specifically supporting the separate recognition and disclosure of realized and unrealized gains/losses on derivative instruments for which hedge accounting is not applied as part of your response. In this regard, we note that the guidance in FASB ASC paragraph 815-10-35-2 indicates that "the gain or loss on a derivative instrument not designated as a

hedging instrument shall be recognized currently in earnings", without differentiating between realized and unrealized amounts.

2.   We note that the line item "Change in fair value for derivatives not designated as hedges", as provided in your response to comment 2 from our letter dated December 6, 2013, includes both current period changes in fair value as well as the reversal of changes in fair value recognized in prior periods. Separately, the line item "Settlements received on derivative contracts, net" includes changes in fair value previously recognized in income in prior periods as unrealized gains/losses on derivatives. With reference to the relevant authoritative guidance, please tell us why it is appropriate to characterize items recognized as part of prior period net income as a component of current period net income.

3.   We note your response to comment 2 from our letter dated December 6, 2013 and your proposed changes with respect to disclosures in your statements of cash flows, MD&A, and non-GAAP measures included in your Form 8-K. Given our continuing concern about the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, further explain to us why a presentation based on total net GAAP gain or loss and/or total net cash received or paid would not be preferable to the disclosures currently provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant